UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1

Atlantica Yield Reports First Quarter 2018 Financial Results

•	Net loss for the quarter attributable to the Company of $4.8 million compared to a net loss of $11.8 million in the first quarter of 2017

•	Revenues reached $225.3 million representing a 13.7% increase compared to the first quarter of 2017

•	Further Adjusted EBITDA including unconsolidated affiliates[1] grew by 8.9% to $179.8 million in the first quarter of 2018 compared with $165.0 million in the first quarter of 2017

•	Cash available for distribution (“CAFD”) amounted to $43.0 million

•	Quarterly dividend of $0.32 per share declared by the Board of Directors representing a 28% increase compared to the same quarter of 2017

May 14, 2018 – Atlantica Yield plc (NASDAQ: “AY”) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported financial results for the three-month period ended March 31, 2018. Revenues amounted to $225.3 million, representing a 13.7% increase compared to the first quarter of 2017. Further Adjusted EBITDA including unconsolidated affiliates1 amounted to $179.8 million, representing a 8.9% increase during the same period. CAFD generation amounted to $43.0 million, on track to meet the yearly guidance for 2018.

1 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 15).

Highlights

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2018	2017
Revenue	$225,265	$198,146
Loss for the period attributable to the Company	(4,764)	(11,769)
Further Adjusted EBITDA incl. unconsolidated affiliates[2]	$179,800	$165,049
Net cash provided by operating activities	130,535	86,372
CAFD[3]	$43,031	$60,872

Key Performance Indicators

	Three-month period ended March 31,
	2018	2017
Renewable energy
MW in operation[4]	1,446	1,442
GWh produced[5]	507	460
Efficient natural gas
MW in operation	300	300
GWh produced	547	591
Availability(%)[6]	97.9%	99.8%
Electric transmission lines
Miles in operation	1,099	1,099
Availability(%)[7]	100.0%	94.4%
Water
Mft[3] in operation[4]	10.5	10.5
Availability (%)[7]	99.1%	102.5%

2 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation in the three-month period ended March 31, 2017 (see reconciliation on page 15).
3 CAFD for the three-month period ended March 31, 2017 includes $10.4 million of ACBH dividend compensation (see reconciliation on page 16).
4 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
5 Includes curtailment production in wind assets for which we receive compensation.
6 Electric availability refers to operational MW over contracted MW with Pemex.
7 Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2018	2017
Revenue by Geography
North America	$61,781	$60,952
South America	29,536	28,527
EMEA	133,948	108,667
Total revenue	$225,265	$198,146

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$60,247	$54,753
South America	24,180	33,757
EMEA	95,373	76,539
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$179,800	$165,049

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2018	2017
Revenue by business sector
Renewable energy	$167,225	$137,664
Efficient natural gas	28,387	29,800
Electric transmission lines	23,840	24,165
Water	5,813	6,517
Total revenue	$225,265	$198,146

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$131,435	$102,625
Efficient natural gas	23,330	26,716
Electric transmission lines	19,836	30,459
Water	5,199	5,249
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$179,800	$165,049

In the first quarter of 2018, our renewable assets delivered higher electricity production compared to the same period of 2017. The increase is mainly attributable to the improved performance in Kaxu during the summer season in South Africa, with a capacity factor of 37.0%. Production also increased in our U.S. solar assets, mainly due to a temporary delay of the annual maintenance work in Mojave to the second quarter of 2018. The solar fleet in Spain demonstrated stable operational results. Finally, our wind assets increased production due to solid performance and good wind levels.

Our availability-based assets continue to deliver solid performance with high availability levels in ACT, transmission lines and in water assets.

Liquidity and Debt

As of March 31, 2018, cash available at the Atlantica Yield corporate level was $151.4 million, which together with an available revolver capacity of $71.0 million, represents total corporate liquidity of $222.4 million.

As of March 31, 2018, net project debt amounted to $4,929.2 million ($4,954.3 million as of December 31, 2017) and net corporate debt amounted to $505.9 million ($494.6 as of December 31, 2017).  The net corporate debt / CAFD pre-corporate debt service ratio8 remains at 2.3x.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

Revolving Credit Facility Refinancing

On May 10, 2018, we signed a $215 million new Revolving Credit Agreement with a syndicate of banks.  The agreement, once effective, will replace the current $125 million Revolving Credit Facility ahead of its maturity in December 2018.

8 Based on midpoint CAFD guidance pre corporate debt service for the year 2018.

The new Revolving Credit Agreement matures on December 31, 2021 and accrues interest at a rate per annum equal to LIBOR plus a margin ranging from 1.60% to 2.25%, depending on corporate leverage.  Considering our corporate debt target, we expect the margin to  be in the range of 1.60% to 1.75%, which is around 100 basis points lower than the rate of the current Revolving Credit Facility.

Dividend

On May 11, 2017, our Board of Directors approved a dividend of $0.32 per share which represents a 28% increase compared to the same quarter of 2017.  This dividend is expected to be paid on or about June 15, 2018 to shareholders of record as of May 31, 2018.

Strong Commitment from Algonquin

On March 9, 2018, Algonquin became our largest shareholder after closing the acquisition of a 25% equity participation in Atlantica Yield.  Furthermore, on April 17, 2018, Algonquin announced they had entered into an agreement with Abengoa to purchase an additional 16.5% of our shares. The transaction is subject to approval by the U.S. Department of Energy (“DOE”) and certain other closing conditions and is expected to close in the second or third quarter of 2018, according to the information publicly disclosed by Algonquin.

Algonquin is demonstrating a strong commitment to Atlantica and our future accretive growth. With solid know-how in the sector, an investment grade credit rating and proven access to capital markets, their equity participation in Atlantica assures a compelling alignment between the two companies. Following the closing of the 25% stake acquisition, Mr. Ian Robertson, CEO of Algonquin and Mr. Christopher Jarratt, Vice-Chair, have joined our board of directors, bringing valuable expertise to the company.

In addition, the ROFO Agreement signed with AAGES became effective on March 9, 2018, formalizing our main channel for accretive growth opportunities through dropdowns.  AAGES, the joint venture created to invest in the development and construction of clean energy and water infrastructure contracted assets, has already started its operations.

Taking into account our new strategic shareholder and sponsor, our ROFO agreements and our internal and external opportunities, our target is to grow our dividend per share by 8% to 10% through 2022.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, May 14, at 4:30 pm EST.

In order to access the conference call participants should dial:  +1 646-828-8143 (US) or +44 (0) 330 336 9105 (UK), followed by the confirmation code 7101605.  A live webcast of the conference call will be available on Atlantica Yield’s website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management will meet with investors at the Annual Clean Tech Utilities & Power Conference organized by Deutsche Bank in New York on May 15 and at the Global Energy and Utilities Conference organized by Citibank in Boston on May 16.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; our ability to identify and/or consummate future acquisitions from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities at attractive prices; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions which can impact revenue from our renewable energy and efficient natural gas facilities (previously named “conventional generation”); changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas facilities (previously named “conventional generation”); deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements with Abengoa to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; our ability to consummate future acquisitions from AAGES, Algonquin, Abengoa or others; our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio or, reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; changes in our tax position and greater than expected liability; conflicts of interests which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; and failure to collect insurance proceeds in the expected amounts. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,

	2018	2017
Revenue	$225,265	$198,146
Other operating income	28,414	14,992
Raw materials and consumables used	(4,420)	(1,076)
Employee benefit expenses	(5,097)	(4,080)
Depreciation, amortization, and impairment charges	(74,624)	(76,876)
Other operating expenses	(66,194)	(54,415)
Operating profit	$103,344	$76,691
Financial income	296	320
Financial expense	(100,067)	(101,039)
Net exchange differences	(180)	141
Other financial income/(expense), net	(1,660)	4,278
Financial expense, net	$(101,611)	$(96,300)
Share of profit/(loss) of associates carried under the equity method	1,407	702
Profit/(loss) before income tax	$3,140	$(18,907)
Income tax	(4,650)	4,500
Profit/(loss) for the period	$(1,510)	$(14,407)
Loss/(profit) attributable to non-controlling interests	(3,254)	2,638
Profit((loss) for the period attributable to the Company	$(4,764)	$(11,769)
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$(0.05)	$(0.12)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2018	As of December 31, 2017
Non-current assets
Contracted concessional assets	$9,100,548	$9,084,270
Investments carried under the equity method	57,648	55,784
Financial investments	47,198	45,242
Deferred tax assets	173,371	165,136
Total non-current assets	$9,378,765	$9,350,432
Current assets
Inventories	17,912	17,933
Clients and other receivables	248,410	244,449
Financial investments	209,209	210,138
Cash and cash equivalents	755,902	669,387
Total current assets	$1,231,433	$1,141,907
Total assets	$10,610,198	$10,492,339

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,132,161	2,163,229
Other reserves	96,141	80,968
Accumulated currency translation differences	9,521	(18,147)
Retained Earnings	(493,790)	(477,214)
Non-controlling interest	141,081	136,595
Total equity	$1,895,136	$1,895,453
Non-current liabilities
Long-term corporate debt	$583,559	$574,176
Long-term project debt	5,230,432	5,228,917
Grants and other liabilities	1,676,199	1,636,060
Related parties	144,994	141,031
Derivative liabilities	320,366	329,731
Deferred tax liabilities	201,274	186,583
Total non-current liabilities	$8,156,824	$8,096,498
Current liabilities
Short-term corporate debt	73,762	68,907
Short-term project debt	303,328	246,291
Trade payables and other current liabilities	154,181	155,144
Income and other tax payables	26,967	30,046
Total current liabilities	$558,238	$500,388
Total equity and liabilities	$10,610,198	$10,492,339

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	Three-month period ended March 31,
	2018	2017
Profit/(loss) for the period	(1,510)	(14,407)
Financial expense and non-monetary adjustments	170,459	156,090
Profit for the period adjusted by financial expense and non-monetary adjustments	$168,949	$141,683

Variations in working capital	(11,654)	(28,701)
Net interest and income tax paid	(26,760)	(26,610)
Net cash provided by operating activities	$130,535	$86,372

Investment in contracted concessional assets[9]	60,512	(1,819)
Other non-current assets/liabilities	(5,118)	(13,363)
Acquisitions of subsidiaries	(9,327)	-
Other investments	1,473	(43,629)
Net cash provided by/(used in) investing activities	$47,540	$(58,811)

Net cash (used) in financing activities	$(101,215)	$(36,194)

Net increase/(decrease) in cash and cash equivalents	$76,860	$(8,633)
Cash and cash equivalents at beginning of the period	669,387	594,811
Translation differences in cash or cash equivalent	9,655	3,214
Cash and cash equivalents at end of the period	$755,902	$589,392

9 Includes proceeds of $60.8 million received at Solana from Abengoa in relation to the consent with the DOE.

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	Three-month period ended March 31,

	2018	2017
Profit/(loss) for the period attributable to the Company	$(4,764)	$(11,769)
Profit/(loss) attributable to non-controlling interest	3,254	(2,638)
Income tax expense/(benefit)	4,650	(4,500)
Share of loss/(profit) of associates carried under the equity method	(1,407)	(702)
Financial expense, net	101,611	96,300
Operating profit	$103,344	$76,691
Depreciation, amortization, and impairment charges	74,624	76,876
Dividend from exchangeable preferred equity investment in ACBH	-	10,383
Further Adjusted EBITDA	$177,968	$163,950
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	1,832	1,100
Further Adjusted EBITDA including unconsolidated affiliates	$179,800	$165,049

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	Three-month period ended March 31,

	2018	2017
Net cash provided by operating activities	$130,535	$86,372
Net interest and income tax paid	26,760	26,610
Variations in working capital	11,654	28,701
Other non-cash adjustments and other	9,019	22,267
Further Adjusted EBITDA	$177,968	$163,950
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	1,832	1,100
Further Adjusted EBITDA including unconsolidated affiliates	$179,800	$165,049

 Cash Available For Distribution Reconciliation (Historical)

(in thousands of U.S. dollars)	Three-month period ended March 31,

	2018	2017
Profit/(loss) for the period attributable to the Company	$(4,764)	$(11,769)
Profit/(loss) attributable to non-controlling interest	3,254	(2,638)
Income tax expense/(benefit)	4,650	(4,500)
Share of loss/(profit) of associates carried under the equity method	(1,407)	(702)
Financial expense, net	101,611	96,300
Operating profit	$103,344	$76,691
Depreciation, amortization, and impairment charges	74,624	76,876
Dividend from exchangeable preferred equity investment in ACBH	-	10,383
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	1,832	1,100
Further Adjusted EBITDA including unconsolidated affiliates	$179,800	$165,049
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(1,832)	(1,100)
Non-monetary items	(8,839)	(12,025)
Interest and income tax paid	(26,760)	(26,610)
Principal amortization of indebtedness	(17,647)	(21,522)
Deposits into/ withdrawals from restricted accounts	(21,720)	7,557
Change in non-restricted cash at project level	(68,031)	(27,293)
Dividends paid to non-controlling interests	-	-
Changes in other assets and liabilities	8,060	(23,184)
Cash Available For Distribution[10]	$43,031	$60,872

10 CAFD for the three-month period ended March 31, 2017 includes $10.4 million of ACBH dividend compensation.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 14, 2018	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer